UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-38704

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON GLOBAL, INC.
53 Forest Avenue, Suite 102, Old Greenwich, CT 06870

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2021 and 2020

* All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Hudson Global, Inc. 401(k) Savings Plan
Old Greenwich, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of the Schedule H (Form 5500), Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H (Form 5500), Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan's auditor since 2021.

New York, New York
June 24, 2022

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2021	2020
Assets:
Investments, at fair value	$37,343,429	$34,791,090
Receivables:
Members' loans receivable	10,949	15,656
Members' contributions receivable	—	100
Employer match receivable	143,799	91,523
Total receivables	154,748	107,279
Total assets	$37,498,177	$34,898,369
Liabilities:
Accrued expenses	57,597	52,768
Total liabilities	57,597	52,768
Net assets available for benefits	$37,440,580	$34,845,601

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2021

Changes in to net assets attributed to:
Investment income:
Interest and dividend income	$1,670,229
Net appreciation in fair value of investments	3,400,512
Net investment income	5,070,741

Interest income on loans receivable from members	531

Contributions:
Members	517,305
Employer, net of forfeitures	143,799
Rollovers	420,153
Total contributions	1,081,257
Total additions	6,152,529
Other Activities:
Benefits paid to members	3,424,652
Administrative expenses	132,898
Total deductions from other activities	3,557,550
Net increase in net assets available for plan benefits	2,594,979
Net assets available for plan benefits, beginning of year	34,845,601
Net assets available for plan benefits, end of year	$37,440,580

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

    The following description of the Hudson Global, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participating members ("members" or "participants") should refer to the Prototype Plan Document and the Summary Plan Description for a complete description of the Plan's provisions. The Plan was adopted as of April 1, 2003 (the "Effective Date") by the Board of Directors of Hudson Global, Inc. (the "Company" or "Employer") for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

    The Plan is a defined contribution plan available to United States ("U.S.") employees of the Company and certain of its participating subsidiaries. Eligible employees include all full-time, part-time and short-term temporary employees other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, and (3) any "leased employee" as defined in Section 414(n) of the Internal Revenue Code (the "Code"), and are eligible to participate in the Plan as soon as administratively possible following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code of 1986, as amended.

    The Company is the administrator of the Plan ("Plan Administrator"). The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the "Committee").

Contributions

    A member may elect to make contributions on a pre-tax or post-tax basis to the Plan in amounts equal to a whole percentage of the member's eligible compensation, subject to Internal Revenue Service ("IRS") regulations. Employees who have or will have attained age 50 as of the end of the Plan year may elect catch-up contributions up to a statutory limit ($6,500 for 2021).

    The Company, in its sole discretion, may make matching contributions after the end of each plan year to each member's account in an amount equal to 50% of a member's qualified contributions for the plan year (not including catch-up contributions), which is between 1% and 6% of a member's eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in either the Company's common stock fund ("Hudson Global Stock Fund") or cash based on the Company's discretion. Matching contributions may be redirected immediately, subject to applicable Company policy, after they are allocated to the members' accounts. During March 2022, the Company funded $143,799 as its matching cash contribution and $0 for its qualified non-elective contribution for 2021.

    The Company may make discretionary contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Company's Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no discretionary contributions in 2021.

The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan or an individual retirement account).

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
Members' Accounts

    Each member's account is credited with the elective contributions made by the member and with the Company matching and discretionary contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Charles Schwab Managed Retirement Fund based on expected retirement date. Members may also individually manage their investments in a self-directed brokerage account.

    The Company matching contributions may be made in cash or units of the Hudson Global Stock Fund; however, members may redirect immediately these contributions once allocated, subject to applicable Company policy. Each member's account will be credited with its share of net investment earnings including net appreciation or depreciation of the funds in which that account is invested. The benefit to which a member is entitled is the amount that can be provided from the member's vested account.

    The Company's common stock held in the Hudson Global Stock Fund is voted by Charles Schwab Trust Company (the "Trustee") at the Company’s stockholder meetings in accordance with the confidential instructions of the members whose accounts are invested in the common stock. All shares of the Company's common stock for which the Trustee receives voting instructions from members to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company's common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to members’ accounts for which it has received voting instructions from participants.

Vesting

    Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company's matching and discretionary contributions. A member also becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

    Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. The CARES Act includes several relief provisions available to tax-qualified retirement plans and their members. For loans acquired from March 27, 2020 through September 22, 2020, the CARES Act increased the maximum loan amount to the lesser of $100,000 or 100% of the member's vested account balance and extended commencement of the loan repayment period, if applicable, by up to one year. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member's accounts, (d) be repaid in level installments by payroll deductions, and (e) be subject to charges as imposed by the Committee. If a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be repaid in full at any time. Partial repayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

    The carrying value of the member loans was $10,949 and $15,656, which includes accrued interest on member loans of $6 and $30, as of December 31, 2021 and 2020, respectively.  The interest rates on member loans ranged from 3.25% to 5.00% and mature on various dates through December 20, 2025. The interest rate on new loans was 3.25% as of December 31, 2021.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
Payments of Benefits

    On termination of service due to death, disability, retirement or other reasons, a member or member's beneficiary may elect to receive (1) a lump sum amount equal to the value of the member's vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member's life expectancy or the joint life expectancies of the member and the member's beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Charles Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Participants may elect a lump sum cash payment or direct rollover for account balances under $1,000. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship. Hardship withdrawals must be approved by the Plan Administrator.

Forfeitures

    A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested portion of Company contributions. As of December 31, 2021 and 2020, forfeited non-vested Company contributions totaled $31,625 and $26,502, respectively. Forfeiture balances are principally maintained in a stable value fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses as defined in the Plan document and may be used to reduce subsequent Company contributions. If the member is subsequently re-employed by the Company, such forfeited amount shall be restored to the member's account, as defined in the Plan. During the year ended December 31, 2021, the Company used forfeitures of $25,589 to pay administrative expenses of the Plan. For the year ended December 31, 2020, the Company used forfeitures of $15,000 to fund employer contributions and forfeitures of $17,193 to pay administrative expenses of the Plan.

Risks and Uncertainties

    The Plan provides for various investment options in the Company's common stock, self-directed brokerage accounts, registered investment companies, and investment in common/collective trusts. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and members' account balances.

    The Plan provides for investment in the Hudson Global Stock Fund. As of December 31, 2021 and 2020, approximately 1% of the Plan's total net assets were invested in the Hudson Global Stock Fund. The underlying value of the Hudson Global Stock Fund is dependent upon a number of factors including macro-economic conditions, interest rates, the Company's financial performance, and the market's evaluation of such performance.

Plan Termination

    While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

    The accompanying financial statements of the Plan are prepared under the accrual method of accounting as required by accounting principles generally accepted in the United States of America ("GAAP").

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
Use of Estimates

    The preparation of financial statements in conformity with GAAP requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Options and Restrictions

    All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee in investment funds in accordance with each member's instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investment Valuation and Income Recognition

    Investments are stated at fair value, which is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) presented in the Statement of Changes in Net Assets Available for Plan Benefits includes the Plan's gains and losses on investments bought and sold during the year, as well as unrealized appreciation (depreciation) for investments held at the end of the year.

Related Party and Party in Interest Transactions

    Certain Plan investments are shares of registered investment companies and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The expenses of administering the Plan are generally paid by the Company except for certain trustee and investment management fees, which are charged to the Plan. Administrative expenses incurred by the Plan for services performed by the trustee totaled $96,297 for the year ended December 31, 2021. Investment management expenses, which are paid to an affiliate of the trustee, are paid from the investment funds and are reflected in the net appreciation (depreciation) of those investments. The Hudson Global Stock Fund and member loans are also assets that qualify as party-in-interest transactions. The Plan's investment in the Hudson Global Stock Fund, which principally invests in the Company's common stock, was $544,994 and $298,128 as of December 31, 2021 and 2020, respectively.

Member Loans

Member loans are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Administrative Expenses

    Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. In general, other expenses of administering the Plan are paid by the Company, unless otherwise indicated in the Plan document. Qualified domestic relations order fees and certain other transaction fees are paid by the members.

Benefits Paid to Members

    Benefits paid to members are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENTS

    FASB ASC 820, "Fair Value Measurements," (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1    Quoted prices in active markets for identical assets or liabilities.

Level 2    Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3    Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

    The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

    Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common/Collective Trusts:	Valued based on the value of the underlying assets held less liabilities, which are measured at the closing net asset value ("NAV") per unit (or the equivalent) using the practical expedient. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported NAV. The fair value of the Plan's investments in common/collective trusts are calculated each business day and can be redeemed on a daily basis without restriction. There are no unfunded commitments.
Registered Investment Companies:	Valued at the NAV (quoted market prices) of shares held by the Plan.
Hudson Global Stock Fund:	The Hudson Global Stock Fund is a unitized stock fund. The fund consists of both Hudson Global, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Hudson Global, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value. Beginning in 2021, the Hudson Global Stock Fund is classified as Level 1 of the fair value hierarchy. The Hudson Global, Inc. common stock component is included within "Hudson Global Common Stock" and the short-term cash component is included within "Money Market Account".
Self-Directed Brokerage Accounts	Consists primarily of common stocks and mutual funds valued at quoted prices in active markets.

    The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

    The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 and 2020.

	December 31, 2021
	Level 1	Total
Registered Investment Companies	$25,832,346	$25,832,346
Self-Directed Brokerage Accounts	1,231,037	1,231,037
Hudson Global Common Stock	524,202	524,202
Money Market Account	20,792	20,792
Total investments at fair value	$27,608,377	27,608,377
Common/Collective Trusts (a)		9,735,052
Total investments at net asset value		9,735,052
Total investments		$37,343,429

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2020
	Level 1	Total
Registered Investment Companies	$22,876,790	$22,876,790
Self-Directed Brokerage Accounts	1,059,990	1,059,990
Total investments at fair value	$23,936,780	23,936,780
Common/Collective Trusts (a)		10,556,182
Hudson Global Stock Fund (a)		298,128
Total investments at net asset value		10,854,310
Total investments		$34,791,090

(a)     In accordance with FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Plan Benefits.

NOTE 4. INCOME TAX STATUS

    Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Effective January 1, 2015, the Plan was restated to adopt a new plan document to comply with tax law changes. Charles Retirement Plan Services, Inc. obtained an opinion letter of the Plan dated June 19, 2014 from the IRS stating that the form of the Plan is acceptable under section 401 of the Code for use by employers for the benefit of the employees. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5. TRUSTEE AND RECORDKEEPER

    The funds of the Plan are maintained under a trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

    The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members, and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to provide statements to the members detailing their interest in the Plan.

NOTE 6. LATE REMITTANCE

    During the Plan year ended December 31, 2021, employee withholdings in the amount of $400, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions, as defined by ERISA. The 2021 members' contributions transferred late to the Plan, listed on Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, have been fully corrected to make members' accounts whole during the year ended December 31, 2022.

NOTE 7. SUBSEQUENT EVENT

The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through June 28, 2022, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in these financial statements, as of or for the year ended December 31, 2021.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H (Form 5500), LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2021

Employer Identification Number: 59-3547281
Plan Number: 001

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Year	Check here if late participant loan repayments are included ☐	Contributions not corrected	Contributions corrected outside VFCP*	Contributions pending correction in VFCP*	Total fully corrected under VFCP* and Prohibited Transaction Exemption 2002-51
2021	$400	$400	$—	$—	$—
2020	$100	$—	$100	$—	$—
*Voluntary Fiduciary Correction Program (VFCP)

See accompanying Report of Independent Registered Public Accounting Firm.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H (Form 5500), LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Employer Identification Number: 59-3547281
Plan Number: 001

		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or	(d) Cost
(a)	Identity of issuer, borrower, lessor, or similar party	maturity value	***	Current value
	State Street Global Advisors	State Street Instl. US Govt MMkt Admin- Money Market Account - 20,792 shares		$20,792
	American Beacon Advisors Inc	American Beacon Large Cap Value Inv- Registered investment company - 75,698 shares		$2,136,961
	Artisan Partners Holdings LP	Artisan International Value Investor- Registered investment company - 7,830 shares		$330,966
	J.P. Morgan Investment Management Inc.	JPMorgan Midcap Growth - Registered investment company - 41,477 shares		$2,170,501
	Loomis, Sayles & Company, LP	Loomis Sayles Small Cap Value- Registered investment company - 24,170 shares		$690,305
	The Vanguard Group, Inc.	Vanguard Balanced Index Admiral- Registered investment company - 36,790 shares		$1,803,470
	The Vanguard Group, Inc.	Vanguard International Growth Admiral- Registered investment company - 19,252 shares		$2,681,767
	Pacific Investment Management Company, LLC	PIMCO Total Return Fund Class A- Registered investment company - 162,920 shares		$1,673,184
*	Charles Schwab Investment Management, Inc.	Schwab S&P 500 Index Fund- Registered investment company - 105,083 shares		$7,664,730
	T. Rowe Price	T. Rowe Price Blue Chip Growth - Registered investment company - 37,569 shares		$6,680,462
	Principal Global Investors Trust Company	Morley Stable Value Fund- Common collective trust fund - 121,559 shares		$3,351,528
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2010 Cl IV- Common collective trust fund - 4,687 shares		$153,958
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2020 Cl IV- Common collective trust fund - 25,977 shares		$1,006,094
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2030 Cl IV- Common collective trust fund -38,813 shares		$1,849,065
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2040 Cl IV- Common collective trust fund - 42,132 shares		$2,235,945
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2050 Cl IV- Common collective trust fund - 15,442 shares		$457,233
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust 2060 Cl IV- Common collective trust fund - 33 shares		$714
*	Charles Schwab Trust Bank	Schwab Managed Retirement Trust Inc Cl IV- Common collective trust fund - 29,536 shares		$680,515
*	Hudson Global, Inc.	Hudson Global, Inc. Stock Fund- Employer securities - 18,083 shares		$524,202
**		Various - self-directed brokerage accounts		$1,231,037
	Total investments			$37,343,429
*		Participant loans, with varying maturity dates ranging from 2022 to 2025, and interest rates ranging from 3.25% to 5.00%		$10,949

*    A party-in-interest as defined by ERISA.
**    Self-Directed Brokerage Accounts include investments of $278,079 in registered investment companies that are parties-in-interest as defined by ERISA.
***    Cost omitted for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Global, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Global, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/MATTHEW K. DIAMOND
Matthew K. Diamond
Chief Financial Officer
(Principal Financial Officer)
Hudson Global, Inc.

Date:	June 24, 2022

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of BDO USA LLP.